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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH. D.C.
181
SECTION

SEC FILE NUMBER

8-50269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Partners LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	NJ	07626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(201) 871-0866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 15 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Gerald Post, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Partners LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

JOAN P. ZERR
A Notary Public of New Jersey
My Commission Expires July 20, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Partnership Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The General Partner and Limited Partners
Alpine Partners, L.P.:

We have audited the accompanying statement of financial condition of Alpine Partners, L.P. (a New Jersey limited partnership) as of December 31, 2002, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Partners, L.P. as of December 31, 2002, and the results of its operations, the changes in its partnership capital, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2003



ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	413,012
Deposits with clearing organizations		684,445
Securities owned, at market value (notes 4 and 7)		75,853,507
Investments, at fair value		14,940,053
Receivables from brokers, dealers, and clearing organizations (note 6)		116,050,449
Dividends and interest receivable		234,811
Other assets		5,390
Total assets	$	208,181,667

Liabilities and Partnership Capital

Liabilities:		
Payable to affiliates (note 3)	$	444,086
Securities sold, not yet purchased, at market value (note 4)		32,444,601
Payables to brokers and dealers (note 6)		44,117,475
Accounts payable, accrued expenses, and other liabilities		38,868
Total liabilities		77,045,030
Partnership capital:		
General partner		1,000
Limited partners		131,135,637
Total partnership capital		131,136,637
Total liabilities and partnership capital	$	208,181,667

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Income

Year ended December 31, 2002

Revenues:	
Trading and arbitrage premiums	$ 3,178,600
Dividends	2,337,210
Fees earned from borrowed securities	2,238,272
Interest	1,770,513
Total revenues	9,524,595
Expenses:	
Management fee (note 3)	3,068,356
Fees incurred on loaned securities	1,327,309
Operating expenses (note 3)	1,044,117
Interest	759,203
Dividends	393,372
Legal fees and other professional services	213,878
Commissions and clearing fees	221,651
Compensation to general partner (note 3)	50,000
Total expenses	7,077,886
Net income	$ 2,446,709

See accompanying notes to financial statements.

ALPINE PARTNERS, L.P.

Statement of Changes in Partnership Capital

Year ended December 31, 2002

		General partner	Limited partners	Total
Balance, December 31, 2001	$	3,280	126,620,411	126,623,691
Capital contributions		—	6,467,508	6,467,508
Capital withdrawals		(2,374)	(4,398,897)	(4,401,271)
Net income		94	2,446,615	2,446,709
Balance, December 31, 2002	$	1,000	131,135,637	131,136,637

See accompanying independent auditors' report.

ALPINE PARTNERS, L.P.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	2,446,709
(Increase) decrease in operating assets:		
Deposits with clearing organizations		252,648
Securities owned, at market value		318,366,767
Investments, at fair value		(8,946,090)
Receivables from brokers, dealers, and clearing organizations		178,074,744
Dividends and interest receivable		533,421
Loans receivable from affiliates		420,907
Other assets		4,749
Increase (decrease) in operating liabilities:		
Securities sold, not yet purchased, at market value		(283,035,132)
Payables to brokers and dealers		(193,010,971)
Payable to affiliates		444,086
Accounts payable, accrued expenses and other liabilities		12,628
Net cash provided by operating activities		15,564,466
Cash flows from financing activities:		
Paydown of short term bank loans		(17,300,000)
Capital contributions		6,467,508
Capital withdrawals		(4,401,271)
Net cash used in financing activities		(15,233,763)
Net increase in cash and cash equivalents		330,703
Cash and cash equivalents, beginning of year		82,309
Cash and cash equivalents, end of year	$	413,012
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	768,360

See accompanying notes to financial statements.

Alpine Partners, LP
Notes to Financial Statements
December 31, 2002

(1) Organization and Nature of Business

Alpine Partners, L.P. (the Partnership) is a limited partnership organized under the laws of New Jersey. The Partnership commenced operations on January 1, 1998. The general partner is a corporation whose sole shareholder is also a limited partner.

The Partnership trades securities, convertible debt, options, and futures contracts for its own account. These trading activities are primarily related to deal arbitrage.

The Partnership is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Partnership has entered into a joint back-office agreement with Bear, Stearns Securities Corp. to facilitate certain of its trading activities.

Profits and losses are allocated as follows:

a. Net profits, after a 12% priority distribution (as defined in the Partnership Agreement) but only until the Partnership shall earn a 20% return, are allocated 70% to the limited partners and 30% to the general partner. Subsequent to the Partnership earning a 20% return, net profits are allocated 80% to the limited partners and 20% to the general partner.

b. Net losses are allocated first to the general partner based on its share of capital (as defined), and the remaining net losses are allocated to the limited partners. Net profits allocated to the general partner are not subject to reduction by net losses if a limited partner withdraws capital and a portion of the withdrawal represents profits in excess of the priority distribution.

(2) Significant Accounting Policies

Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible debt, open futures contracts and options are valued at market value. Investments, which are not readily marketable, are valued at fair value as determined by the general partner.

Securities borrowed and securities loaned are carried at contract value plus accrued interest. Interest income and expense on securities borrowed and loaned transactions are recorded as fees earned from borrowed securities and fees on loaned securities, respectively, in the accompanying statement of income.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates, with resulting gains and losses reflected in the accompanying statement of income as a component of fees earned from borrowed securities.

Cash Equivalents

The Partnership considers short-term investments with maturities of less than three months to be cash equivalents.

Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

The Partnership is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between the Partnership and an affiliate of the Partnership's general partner. This affiliate (the trading advisor) provides research assistance and advice in connection with deal arbitrage transactions and participates in trading decisions for the Partnership in return for a management fee. The trading advisor is also engaged as trading advisor for two other partnerships in a business similar to the Partnership's. Similar trading strategies may be employed by the trading advisor for the two other partnerships. The Partnership does not execute trading transactions with the other two partnerships. The management fee, which is included in the accompanying statement of income, is determined monthly and is limited to a maximum of 0.2% of Alpine's average capital balance during such month.

An agreement exists between the Partnership and another affiliate of the Partnership's general partner. This affiliate (the administrative affiliate) performs administrative support, back-office operations, trade executions and other personnel services for, and furnishes office space to, the Partnership. The Partnership shares services provided by the administrative affiliate with two other partnerships engaged in a business similar to the Partnership's. The Partnership's cost of $746,841, which is included in operating expenses, is computed based upon an agreement among the entities.

The Partnership lends cash to and borrows cash from affiliates and the general partner and collects or pays interest on balances not settled monthly. All such loans are unsecured. Amounts receivable and payable during the year fluctuated. The year-end balances for each affiliate are as follows:

		Balance, December 31, 2002
Due to:		
Trading advisor	$	260,976
Alpine Associates		125,473
Administrative affiliate		53,470
Sole shareholder of general partner		4,167
	$	444,086

(4) Securities Owned and Securities Sold, not yet Purchased

Securities owned and securities sold, but not yet purchased consist of trading and arbitrage securities at quoted market values and are as follows:

	Securities owned	Securities sold, not yet purchased
Equities	$ 174,295,431	146,862,212
Short against the box	(117,960,522)	(117,960,522)
Corporate bonds and other	13,982,637	—
	$ 70,317,546	28,901,690

Short against the box represents securities sold, but not yet purchased, for which the Partnership has a corresponding securities owned position.

(5) Short-Term Bank Loans

Short-term bank loans bear interest at variable rates based on the federal funds rate. The loans are fully collateralized by marketable securities owned by the Partnership. Included in interest expense in the accompanying statement of income is $64,048 of interest relating to these loans. As of December 31, 2002, there were no short-term bank loans outstanding.

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2002, receivables from and payables to brokers, dealers, and clearing organizations included approximately $111 million of securities borrowed and approximately $37 million of securities loaned, respectively.

Securities borrowed and securities loaned include approximately $34 million of securities borrowed that have been reloaned to other counterparties.

(7) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve execution, settlement and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose the Partnership to counterparty risk. Such counterparties represent principally major brokerage institutions. The Partnership monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

The Partnership may be exposed to off-balance sheet market risk for securities sold, not yet purchased should the value of such securities rise. Additionally, futures contracts are subject to market risk. The Partnership monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Statement of Financial Accounting Standards (SFAS) No. 138, *Accounting For Certain Derivative Instruments and Certain Hedging Activities*, an amendment of SFAS No. 133, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the statement of financial condition as either an asset or liability measured at its fair value. SFAS No. 138 requires that changes in

the derivative instrument's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of income, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Partnership enters into exchange-traded stock index futures and stock option positions to hedge its arbitrage trading positions. The Partnership will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. Alpine also enters into certain swap contracts for purposes other than hedging. The following notional amounts of these derivatives as of December 31, 2002 are not reflected on the statement of financial condition but are indicators of volume of transactions.

Stock option and stock index futures	$	5,053,675
Swaps		1,732,894

Securities-borrowed and securities-loaned transactions are reported as collateralized financing transactions. Securities-borrowed transactions require the Partnership to deposit cash with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2002, the Partnership has received securities with a market value of $104,533,907 related to its securities-borrowed transactions. As of December 31, 2002, the Partnership has pledged securities with a market value of $34,402,493 related to its securities-loaned transactions.

(8) Net Capital

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2002, the Partnership's net capital was $99,455,977, which was $99,205,977 in excess of regulatory requirements. Capital may not be withdrawn from the Partnership to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Bear Stearns Securities Corp. and Credit Suisse First Boston, LLC (collectively, "the Brokers") (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(9) Fair Value of Financial Instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relatively short-term nature.

Schedule I

ALPINE PARTNERS, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2002

Computation of net capital:			
Total partners' capital		$	131,136,637
Deductions and/or charges:			
Nonallowable assets:			
Investments, at fair value	14,940,053		
Other assets	5,390		
Stock borrow deficit charges	2,226,747		
Commodity futures contracts and spot commodities proprietary capital charges	655,500		17,827,690
Net capital before haircuts on firm securities			113,308,947
Haircuts on firm securities			13,852,970
Net capital			99,455,977
Computation of alternative net capital requirements:			
Minimum net capital requirement			250,000
Excess net capital		$	99,205,977
Net capital in excess of 5% of aggegrate debit items or 120% of minimum net capital requirements, whichever is greater		$	99,155,977

The above computation does not differ materially from the Partnership's computation of net capital filed with FOCUS Form X-17A-5 Part IIA as filed on January 27, 2003 with the National Association of Securities Dealers, Inc.

See accompanying independent auditors' report.

Schedule II

ALPINE PARTNERS, LP
Exemption from the Reserve Requirement for Brokers and
Dealers Pursuant to SEC Rule 15c3-3
December 31, 2002

The Partnership qualifies from exemption from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). The Partnership was in compliance with the condition of this exemption for the period from January 1, 2002 to December 31, 2002.

See accompanying independent auditors' report.